THE LAW OFFICE OF CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

August 4, 2010

Ms. Maryse Mills-Apenteng
Special Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Surna Inc.
Form S-1 Registration Statement
File No. 333-164578

Dear Ms. Mills-Apenteng:

In response to your letter of comments dated July 12, 2010, please be advised as follows:

Business

1.   The clarification you requested has been provided.

2.   The information you requested has been provided.

Management

3.   Disclosure has been provided that there are no family relationships between any of the officers and directors.

Other

4.   The financial statements have been updated through May 31, 2010.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: Surna Inc.